Exhibit 99.2

KERZNER INTERNATIONAL LIMITED

Condensed Consolidated Balance Sheets

(Amounts in thousands, except per share data)

(Unaudited)

	June 30, 2004	December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$178,717	$60,232
Restricted cash	5,471	1,445
Short-term investments	74,707	—
Trade receivables, net	35,137	38,397
Due from affiliates	12,763	13,949
Inventories	13,922	10,418
Prepaid expenses and other assets	27,703	15,360
Total current assets	348,420	139,801

Property and equipment, net	1,339,060	1,154,004
Due from affiliates - non-current	56,117	34,842
Deferred tax asset, net	12,858	10,473
Deferred charges and other assets, net	42,197	33,656
Investments in associated companies	109,939	83,152
Total assets	$1,908,591	$1,455,928

Liabilities and Shareholders’ Equity
Current liabilities:
Current maturities of long-term debt	$4,000	$304
Accounts payable and accrued liabilities	176,924	172,233
Capital creditors	10,218	4,639
Total current liabilities	191,142	177,176

Deferred revenue	16,859	14,652
Other long-term liabilities	6,193	7,290
Long-term debt, net of current maturities	725,551	417,220
Total liabilities	939,745	616,338

Minority interest	30,216	—
Commitments and contingencies (Note 11)
Shareholders’ equity:
Ordinary shares, $.001 par value, 250,000 authorized at June 30, 2004 and December 31, 2003; 38,765 and 37,356 issued and outstanding at June 30, 2004 and December 31, 2003, respectively	38	37
Capital in excess of par	776,110	744,246
Retained earnings	339,371	268,411
Accumulated other comprehensive loss	(7,801)	(7,736)
Deferred compensation	(6,319)	(2,599)
	1,101,399	1,002,359
Treasury stock, 7,072 shares at June 30, 2004 and December 31, 2003	(162,769)	(162,769)
Total shareholders’ equity	938,630	839,590

	$1,908,591	$1,455,928

The accompanying notes are an integral part of these condensed consolidated financial statements.

KERNZER INTERNATIONAL LIMITED

Condensed Consolidated Statements of Operations

(Amounts in thousands, except per share data)

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2004	2003	2004	2003
Revenues:
Casino and resort revenues	$157,961	$141,851	$327,148	$286,453
Less: promotional allowances	(5,469)	(6,042)	(12,879)	(12,856)
Net casino and resort revenues	152,492	135,809	314,269	273,597
Tour operations	11,235	10,487	24,072	21,545
Management, development and other fees	3,658	2,183	9,073	5,272
Other	934	1,237	2,019	2,377
	168,319	149,716	349,433	302,791
Cost and Expenses:
Casino and resort expenses	78,473	69,527	157,535	138,961
Tour operations	8,961	8,467	19,902	18,071
Selling, general and administrative	30,311	27,403	61,954	52,177
Corporate expenses	10,458	9,196	19,215	15,792
Depreciation and amortization	14,630	14,005	29,587	27,633
Pre-opening expenses	396	—	3,258	—
Insurance recovery	—	—	—	(2,819)
Gain on replacement of damaged assets	—	—	—	(2,514)
	143,229	128,598	291,451	247,301

Income from operations	25,090	21,118	57,982	55,490

Relinquishment fees - equity earnings in TCA	9,046	8,845	17,767	17,126

Other income (expense):
Interest income	778	1,084	1,390	2,020
Interest expense, net of capitalization	(8,929)	(7,295)	(17,093)	(14,804)
Equity in earnings (losses) of associated companies	2,294	(328)	7,166	1,504
Other, net	507	87	427	66
Other expense, net	(5,350)	(6,452)	(8,110)	(11,214)

Income from continuing operations before income taxes and minority interest	28,786	23,511	67,639	61,402
(Provision) benefit for income taxes	(295)	160	(481)	(306)
Minority interest	1,651	(154)	3,802	(529)

Income from continuing operations	30,142	23,517	70,960	60,567
Income (loss) from discontinued operations, net of income tax effect	—	(730)	—	1,509

Net income	$30,142	$22,787	$70,960	$62,076

Basic earnings per share:
Income from continuing operations	$0.97	$0.83	$2.31	$2.15
Income (loss) from discontinued operations, net of income tax effect	—	(0.02)	—	0.05
	$0.97	$0.81	$2.31	$2.20

Weighted average number of shares outstanding – basic	31,034	28,204	30,748	28,176

Diluted earnings per share:
Income from continuing operations	$0.94	$0.80	$2.21	$2.09
Income (loss) from discontinued operations, net of income tax effect	—	(0.02)	—	0.05
	$0.94	$0.78	$2.21	$2.14

Weighted average number of shares outstanding - diluted	32,232	29,311	32,130	28,998

The accompanying notes are an integral part of these condensed consolidated financial statements.

KERZNER INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Six Months Ended June 30, 2004

(Amounts in thousands)

(Unaudited)

					Accumulated
					Other			Total	Comprehensive
	Ordinary Shares		Capital in	Retained	Comprehensive	Treasury	Deferred	Shareholders’	Income (Loss)
	Shares	Amount	Excess of Par	Earnings	Income (Loss)	Stock	Compensation	Equity	for the Period

Balance at January 1, 2004	37,356	$37	$744,246	$268,411	$(7,736)	$(162,769)	$(2,599)	$839,590

Translation reserves	—	—	—	—	32	—	—	32	32
Unrealized losses on available-for-sale securities	—	—	—	—	(97)	—	—	(97)	(97)
Exercise of share options	1,295	1	27,393	—	—	—	—	27,394	—
Issuance of restricted share awards	114	—	4,471	—	—	—	(4,471)	—	—
Amortization of deferred compensation expense	—	—	—	—	—	—	751	751	—
Net income	—	—	—	70,960	—	—	—	70,960	70,960
Balance at June 30, 2004	38,765	$38	$776,110	$339,371	$(7,801)	$(162,769)	$(6,319)	$938,630	$70,895

The accompanying notes are an integral part of these condensed consolidated financial statements.

KERZNER INTERNATIONAL LIMITED

Condensed Consolidated Statements of Cash Flows

(Amounts in thousands)

(Unaudited)

	For the Six Months Ended Ended June 30,
	2004	2003
Cash flows from operating activities
Net income	$70,960	$62,076
Depreciation and amortization	29,587	27,633
Amortization of debt issuance costs and premiums	1,340	613
Recognition of deferred compensation expense	751	—
Loss on disposition of fixed assets	574	123
Equity in earnings from associated companies, net of dividends received	(7,183)	(9,516)
Minority interest – Palmilla JV, LLC	(3,684)	—
(Income) loss from discontinued operations, net of income tax effect	—	(1,509)
Provision for doubtful receivables	1,857	587
Deferred income tax benefit	(5,621)	(5,339)
Net change in working capital accounts	(10,101)	14,660
Net change in other balance sheet accounts:
Deferred charges and other assets	(1,799)	(213)
Deferred revenue	2,207	(1,660)
Other long-term liabilities	74	1,151
Gain on insurance proceeds received for replaced assets	—	(2,514)
Other	(446)	—
Net cash provided by operating activities	78,516	86,092

Cash flows from investing activities:
Payments for property and equipment, net of insurance proceeds received	(54,316)	(12,575)
Purchase of short-term investments	(74,804)	—
Acquisition of equity interest in BLB Investors, LLC	(47,359)	—
Acquisition of equity interest in Kerzner Istithmar Limited	(10,400)	—
Advances to affiliates, net	(20,937)	(3,503)
Cash resulting from the initial consolidation of Palmilla JV, LLC	7,047	—
Deferred contract acquisition costs	(2,874)	(643)
Deposit and purchase of land and casino license	—	(2,107)
Acquisition of assets from Club Méditerranée (Bahamas) Limited	(6,302)	—
Net proceeds from sale of fixed assets	197	172
Acquisition of tour operator, net of cash acquired	—	1,384
Repayment of notes receivable	—	1,031
Sale of debt and equity interest in the One&Only Kanuhura	—	1,464
Net cash used in investing activities	(209,748)	(14,777)

Cash flows from financing activities:
Proceeds from issuance of convertible debt	230,000	—
Borrowings	5,000	4,000
Repayment of debt	(6,009)	(76,155)
Proceeds from exercise of stock options	27,394	3,940
Debt issuance and modification costs	(6,668)	(110)
Net cash provided by (used) in financing activities	249,717	(68,325)

Net increase (decrease) in cash and cash equivalents	118,485	2,990
Cash and cash equivalents at beginning of period	60,232	34,012
Cash and cash equivalents at end of period	$178,717	$37,002

Supplemental disclosure of cash flow and non-cash investing and financing activities:

	For the Six Months Ended Ended June 30,
	2004	2003

Interest paid	$14,028	$14,700
Income taxes paid	3,459	2,741
Change in fair value of interest rate swap agreements	4,596	(3,526)
Equipment acquired under capital lease obligations	687	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

KERZNER INTERNATIONAL LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in tables are in thousands, except per share data)

(Unaudited)

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of Kerzner International Limited (“Kerzner” or the “Company”) have been prepared in accordance with Rule 10-01 of Regulation S-X promulgated by the Securities and Exchange Commission (the “SEC”) and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America.  In management’s opinion, however, the accompanying condensed consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2004, its results of operations for the three and six months ended June 30, 2004 and 2003 and cash flows for the six months ended June 30, 2004 and 2003.  The results of operations for the three and six months ended June 30, 2004 and 2003 and cash flows for the six months ended June 30, 2004 and 2003 may not, and should not be construed as necessarily indicative of the results of operations or cash flows which may be reported for the remainder of 2004 or thereafter.  This information should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003 (the “Form 20-F”).

The accounting policies followed for interim financial reporting are the same as those disclosed in Note 3 of the notes to the consolidated financial statements included in the Company’s Form 20-F.

Note 2 – Summary of Significant Accounting Policies

Short-Term Investments

Short-term investments consist of U.S. Treasury bills (“T-Bills”) with readily determinable fair values. The Company’s T-Bills are classified and accounted for as available-for-sale securities and are reported at fair market value with the resulting net unrealized holding gains or losses, net of income taxes, reported as a separate component of other comprehensive income (loss) in shareholders’ equity.  In June 2004, the Company purchased approximately $75.0 million principal amount of T-Bills.  Subsequent to June 30, 2004, the Company purchased an additional $130.0 million principal amount of T-Bills.

Earnings Per Share Data

The following is a reconciliation of the shares used in our earnings per share computations:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2004	2003	2004	2003
Weighted average shares used in basic computations	31,034	28,204	30,748	28,176
Dilutive stock options outstanding	1,198	1,107	1,382	822
Weighted average shares used in diluted computations	32,232	29,311	32,130	28,998

Certain options were not included in the computation of diluted earnings per share in the six months ended June 30, 2004 and 2003 because their effect would have been anti-dilutive. The number of options not included in the computation for the three months ended June 30, 2004 and 2003 was zero and 0.6 million, respectively.  The number of options not included in the computation for the six months ended June 30, 2004 and 2003 was 0.1 million and 1.3 million, respectively.

Stock-Based Compensation

The Company has elected to apply Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, as interpreted in Financial Accounting Standards Board (“FASB”) Interpretation No. 44, “Accounting for Certain Transactions Involving

Stock Compensation”, in accounting for compensation under our stock option plans in lieu of the alternative fair value accounting provided for under Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — An Amendment of FASB Statement No. 123” (“SFAS 123”). Accordingly, no compensation expense has been recorded for those stock options granted at option prices equal to the fair market value of the common stock at the date of grant.  The fair value of options granted during the six months ended June 30, 2004 and 2003 was estimated as of the respective dates of grant using the Black-Scholes option-pricing model with the following weighted average assumptions.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2004	2003	2004	2003
Risk-free interest rate	2.8%	3.0%	3.0%	3.0%
Expected volatility	34.5%	37.2%	33.8%	37.2%
Expected life of options in years	4-5	4-5	4-5	4-5
Expected dividend yield	—	—	—	—

The weighted average fair value of options granted for the six months ended June 30, 2004 and 2003 was $13.17 and $7.03, respectively.

The following table illustrates the effect on net income and earnings per share if Kerzner had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2004	2003	2004	2003
Net income, as reported	$30,142	$22,787	$70,960	$62,076
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	2,457	860	4,969	1,721
Pro forma net income	$27,685	$21,927	$65,991	$60,355

Earnings per share:
Basic – as reported	$0.97	$0.81	$2.31	$2.20
Basic – pro forma	$0.89	$0.78	$2.15	$2.14
Diluted – as reported	$0.94	$0.78	$2.21	$2.14
Diluted – pro forma	$0.86	$0.75	$2.05	$2.08

During the six months ended June 30, 2004, the Company issued 113,800 shares of restricted shares under the 2003 stock option plan to certain employees and officers. The vesting period ranges from four to five years on either a graduated or cliff vesting basis provided that the recipient is still with the Company. The aggregate market value of the restricted shares at the date of issuance of $4.5 million has been recorded as deferred compensation, as a separate component of shareholders’ equity, and is being amortized over the applicable vesting period.

Reclassifications

Certain reclassifications have been made to the prior period condensed consolidated financial statements to conform to the current period’s presentation.  Relinquishment fees – equity earnings in Trading Cove Associates (“TCA”) have been reclassified from income from operations.

Recent Accounting Pronouncements

In December 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46R, “Consolidation of Variable Interest Entities” (“FIN 46R”). This interpretation of Accounting Research Bulletin 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities which have one or both of the following characteristics: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties which is provided through other interests that will absorb some or all of the expected losses of the entity, or (ii) the equity investors lack one or more of the following characteristics of a controlling financial interest: (a) the direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights, (b) the obligation to absorb the expected losses of the entity if they occur, which makes it possible for the entity to finance its activities, or (c) the right to receive the expected residual returns of the entity if they occur, which is the compensation of the risk of absorbing the expected losses.

The Company has determined that the One&Only Palmilla, in which it has a 50% equity interest, constitutes a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R, as the related operating agreement contains a put option that, if exercised, would obligate us to purchase the remaining 50% of the entity, resulting in us being the primary beneficiary of the entity. As such, effective January 1, 2004, the Company consolidated the results of operations of the One&Only Palmilla, with the remaining 50% interest reflected as minority interest in the accompanying condensed consolidated statement of operations for the three and six months ended June 30, 2004.  The Company also consolidated the financial position of the One&Only Palmilla, with the remaining 50% interest reflected as minority interest in the accompanying condensed consolidated balance sheet as of June 30, 2004.   The fluctuations in financial position from December 31, 2003 to June 30, 2004 and in results of operations from the three and six months ended June 30, 2003 to these same periods in 2004 are affected by the consolidation of the One&Only Palmilla.

In March 2004, the Emerging Issues Task Force (“EITF”) of the FASB reached a consensus on Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-01”). EITF 03-01 addresses the meaning of other-than-temporary impairment and its application to debt and equity securities within the scope of SFAS  115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method of accounting. As of June 30, 2004, the Company determined that EITF 03-01 had no impact on its condensed consolidated financial statements.

In September 2004, the EITF reached a consensus on issue No. 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” (“EITF 04-08”), which is effective for reporting periods ending after December 15, 2004. EITF 04-08 requires companies to include shares issuable under convertible instruments in diluted earnings per share computations (if dilutive) regardless of whether the market price trigger (or other contingent feature) has been met. In addition, prior period earnings per share amounts presented for comparative purposes must be restated. In April 2004, the Company issued contingent convertible notes with terms as described in Note 8 – Long-Term Debt. In accordance with EITF 04-08, there will be no impact on the future diluted earnings per share related to these notes until the ten-day average of the Company’s closing common stock price exceeds the conversion price of $58.24, even though the market price trigger of 120% of the conversion price, or $69.89, has not been met. In that situation, the Company would reflect solely the additional common shares in the calculation of diluted earnings per share using the treasury share method.

Note 3 – Prepaid and Other Assets

Components of prepaid expenses and other assets were as follows:

	June 30 , 2004	December 31, 2003
Windstorm and other insurance	$15,517	$8,577
Prepaid rent-current	1,691	1,551
Prepaid tour operator-related costs	2,119	1,808
Prepaid gaming tax	2,399	—
Other	5,977	3,424
	$27,703	$15,360

Windstorm and other insurance as of June 30, 2004 primarily includes eleven months of a premium for our all risk insurance related to our Paradise Island properties.  The new policy year began on June 1, 2004 and expires May 31, 2005.

Note 4 – Property and Equipment, net

On October 29, 2003, the Company entered into an agreement to acquire the assets of Club Méditerranée (Bahamas) Limited (“Club Med”) on Paradise Island for $38.5 million.  During the year ended December 31, 2003, we paid $20.0 million in connection with the acquisition.  During the six months ended June 30, 2004, the Company paid $3.5 million in stamp taxes due in connection with this acquisition and the remaining balance of $15.0 million was paid in September 2004 when the Company took possession of the property.  Also during the six months ended June 30, 2004, we acquired certain land lots in proximity of the Club Med property for $6.3 million.  In addition, effective with the Company’s possession of the property, we exercised an option to purchase certain adjacent land lots at a price of $5.0 million, plus $0.5 million in related stamp taxes.

During the third quarter of 2004, certain events and circumstances arose indicating that the carrying amount of an ancillary portion of four acres of undeveloped real estate which the Company owns in the Atlantic City area may not be recoverable. In the quarter ended September 30, 2004, the Company recognized a $7.3 million impairment loss as these assets were written down to fair value, less estimated costs to sell.

The amount of capitalized interest for the three and six months ended June 30, 2004, was $2.1 million and $2.6 million, respectively.  There was not a significant amount of capitalized interest for the three and six months ended June 30, 2003.

Note 5 – Due From Affiliates – Non-Current

Components of due from affiliates – non-current were as follows:

	June 30 , 2004	December 31, 2003
One&Only Reethi Rah	$37,898	$15,658
One&OnlyKanuhura	3,266	4,231
Harborside at Atlantis	14,953	14,953
	$56,117	$34,842

On December 4, 2002, the Company entered into a senior subordinated credit agreement with Reethi Rah Resort Pvt. Ltd. and various financial institutions (the “Senior Lenders”).  The agreement, as amended in 2003, obligates Kerzner to make completion loans and operating loans.  The purpose of the completion loans is to provide subordinated financing for the building and development of a new resort in the Republic of Maldives.  The loans will be subordinated to all other loans made to Reethi Rah Resort Pvt. Ltd. by the Senior Lenders and will become immediately due and payable upon termination or cancellation of our management agreement related to the property.   The completion loans accrue interest at LIBOR plus 500 basis points.

During the six months ended June 30, 2004, the Company loaned the One&Only Reethi Rah (previously referred to as Kaafu Atoll) $22.0 million in completion loans, excluding accrued interest.  Subsequent to June 30, 2004, the Company loaned an additional $30.0 million to the One&Only Reethi Rah.

Note 6 - Deferred Charges and Other Assets, net

Components of deferred charges and other assets, net were as follows:

	June 30 , 2004	December 31, 2003
Interest rate swap asset, net	$5,972	$10,505
Debt issuance costs, net	17,081	9,561
Deposit and casino license for UK development projects	6,110	5,346
Deferred contract acquistion costs	4,958	2,115
Other	8,076	6,129
	$42,197	$33,656

The interest rate swap asset of $6.0 million represents the fair value of the swap agreements as of June 30, 2004.  This asset represents the amount that would have been received had the $175.0 million of swap agreements been terminated on that date.  Subsequent to June 30, 2004, the Company cancelled $25.0 million principal amount of one of its interest rate agreements.  As of June 30, 2004, debt issuance costs, net of amortization, include costs related to the April 2004 issuance of $230.0 million principal amount of 2.375% convertible senior subordinated notes due 2024 amounting to $6.3 million and net costs related to the One&Only Palmilla’s senior credit facility of $2.1 million.  For further discussion of swap termination and debt issuance costs see Note 8.

Note 7 – Investments in Associated Companies

	June 30 , 2004	December 31, 2003	Ownership%
BLB Investors, L.L.C.	$46,342	$38,757	37.5%
Sun Resorts Limited (Mauritius Resorts)	24,290	23,598	20.4%
Trading Cove Associates	15,265	14,427	50.0%
One&Only Kanuhura	2,218	1,864	20.0%
Harborside at Atlantis	9,422	2,697	50.0%
Trading Cove New York	1,953	1,758	50.0%
Kerzner Istithmar Limited	10,400	—	50.0%
Other	49	51	50.0%
	$109,939	$83,152

Kerzner Istithmar Limited

During the six months ended June 30, 2004, the Company entered into an agreement with Istithmar PJSC (“Istithmar”), an entity wholly owned by the Government of Dubai, to form Kerzner Istithmar Limited (“Kerzner Istithmar”).  The purpose of Kerzner Istithmar is to develop Atlantis, The Palm, located on The Palm, Jumeirah in Dubai, United Arab Emirates.  The Company has agreed to invest $100.0 million in the form of class A common stock in Kerzner Istithmar.  During the six months ended June 30, 2004, the Company invested $10.4 million in Kerzner Istithmar.  Subsequent to June 30, 2004, the Company invested an additional $10.6 million to Kerzner Istithmar.  The Company accounts for its investment in Kerzner Istithmar pursuant to the equity method of accounting.

The Company has also entered into a development agreement with Kerzner Istithmar that entitles us to receive $20.0 million and reimbursement of certain expenses over the development period of Atlantis, The Palm.  Kerzner currently has a 50% ownership interest in Kerzner Istithmar.  For the six months ended June 30, 2004, we recognized $0.2 million of development fees related to Atlantis, The Palm.  This amount is included within management, development and other fees in the condensed consolidated statements of operations.

BLB Investors, L.L.C.

On March 10, 2004, Kerzner announced that it entered into a joint venture, BLB Investors, L.L.C. (“BLB”), with an affiliate of Starwood Capital Group, L.L.C (“Starwood”) and an affiliate of Waterford Group, L.L.C. (“Waterford”) for the purpose of acquiring an interest in Wembley Plc (“Wembley”), which owns gaming and track operations in the United States and race tracks in the United Kingdom. Wembley’s U.S. operations include its flagship property, Lincoln Park in Rhode Island, where it owns a greyhound racetrack with video lottery terminals. BLB is owned 37.5% by each of Kerzner and Starwood, with Waterford owning the balance of 25%.  The investment in BLB is accounted for pursuant to the equity method of accounting.

In a series of private transactions which commenced on March 10, 2004 and ended on April 16, 2004, BLB acquired a 22.2% interest in Wembley at £8.00 per share.  On April 20, 2004, BLB announced a cash tender offer at £8.60 per share for all of Wembley’s outstanding shares.  On July 5, 2004, BLB announced that its offer to acquire all Wembley’s outstanding shares had lapsed due to the failure of the condition that it receive valid acceptances from at least 90% of Wembley’s outstanding shares.  BLB remains a 22.2% shareholder of Wembley.

For the period from March 10, 2004 through June 30, 2004, the Company recognized $1.1 million in equity losses from BLB. During the third quarter of 2004, the Company recorded an equity loss in BLB of $1.9 million, which consisted of $1.0 million in dividend income less $2.9 million of transaction costs incurred in connection with the joint venture’s intended acquisition of Wembley. During the third quarter of 2004, the Company also recorded a $7.3 million reduction to its investment and a corresponding reduction to other comprehensive loss, a component of shareholders’ equity, to reflect the change in fair value of the Company’s share of Wembley’s stock held by BLB.

Trading Cove Associates

The following represents summarized information of TCA, an equity method investment in which we maintain a 50% ownership interest, for the three and six months ending June 30, 2004 and 2003.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2004	2003	2004	2003
Revenues	$16,957	$20,623	$33,359	$35,607
Total expenses	86	4,940	194	5,612
Interest and dividend income	2	1	3	4
Net income	$16,873	$15,684	$33,168	$29,999

The Compay's equity earnings in TCA do not equal 50% of the reported net income of TCA, primarily as a result of a priority distribution.

Note 8 – Long-Term Debt

Long-term debt consisted of the following:

	June 30, 2004	December 31, 2003

Amended Revolving Credit Facility (a)	$—	$—
$400 million 8 7/8% Senior Subordinated Notes due 2011	412,241	417,090
2.375% Convertible Senior Subordinated Notes due 2024 (b)	230,000	—
One&Only Palmilla Senior Credit Facility (c)	85,632	—
Other	1,678	434
	729,551	417,524
Less: amounts due within one year	(4,000)	(304)
	$725,551	$417,220

(a) Fifth Amended Revolving Credit Facility

On July 7, 2004, Kerzner amended its amended revolving credit facility with a syndicate of banks (the “Lenders”), with JPMorgan Chase Bank (“JPMorgan”) acting as the new administrative agent (the “Fifth Amended Revolving Credit Facility”).  Under the Fifth Amended Revolving Credit Facility, the maximum amount of borrowings that may be outstanding increased from $253.5 million, subject to a borrowing base, to $500.0 million (the “Commitment Amount”).  The Commitment Amount under the Fifth Amended Revolving Credit Facility may be voluntarily reduced from time to time in multiples of $1.0 million.  The Commitment Amount also shall be automatically and permanently reduced in connection with certain asset sales.  In addition, if construction has not commenced on the second phase of the Phase III expansion (including a hotel consisting of approximately 1,500 rooms) on or prior to June 30, 2005, the Commitment Amount shall be automatically and permanently reduced by $200.0 million (but not below $300.0 million) unless the Lenders otherwise consent, in which case construction on the second phase of the Phase III expansion must commence by January 1, 2006, otherwise the Commitment Amount shall be reduced by the aforementioned amounts.

Loans under the Fifth Amended Revolving Credit Facility bear interest at (i) the higher of (a) JPMorgan’s base rate or (b) the Federal Funds rate plus 0.50%, in either case plus an additional 0.125% to 2.0% based on a debt to earnings ratio during the period, which we refer to as the debt ratio, or (ii) LIBOR (as defined) plus 1.125% to 3.0% based on the debt ratio. For loans based on LIBOR, interest is payable on the last day of each applicable interest period or the date of any payment or prepayment of such loans. For loans based on the Alternate Base Rate (as defined), interest is payable on the last business day of each month. Loans under the Fifth Amended Revolving Credit Facility may be prepaid and re-borrowed at any time and are due in full on July 7, 2009. Commitment fees are calculated at per year rates ranging from 0.25% to 0.60%, based on a debt to earnings ratio, applied to the undrawn amount of the revolving credit facility and are payable quarterly in arrears.

The Fifth Amended Revolving Credit Facility contains affirmative and restrictive covenants which, among other things: (a) require periodic financial reporting, (b) require meeting certain financial amounts and ratio tests, (c) restrict the payment of dividends, (d) limit the incurrence of indebtedness and (e) limit asset expenditures and dispositions outside the ordinary course of business. As of September 30, 2004, management believes the Company is in compliance with all of such covenants.

The Fifth Amended Revolving Credit Facility is secured by a pledge of substantially all of our assets.

(b) 2.375% Convertible Senior Subordinated Notes

In April 2004, the Company issued $230.0 million principal amount of 2.375% convertible senior subordinated notes due 2024 (the “2.375% Convertible Senior Subordinated Notes”), which, after debt issuance costs of $6.3 million, resulted in net proceeds of approximately $223.7 million. The proceeds from the issuance of the 2.375% Convertible Senior Subordinated Notes are being used to fund capital expenditures including, among other things, development costs for the Phase III expansion on Paradise Island, the Company’s equity investment in Kerzner Istithmar and for general corporate purposes.  During the second quarter ended June 30, 2004, a portion of these proceeds were utilized to purchase T-Bills. The debt issuance costs are being amortized to interest expense over the expected life of the debt of 10 years, as such debt is putable 10 years from the issuance date.  These costs, net of accumulated amortization, are included in deferred charges and other assets, net in the Company’s condensed consolidated balance sheet as of June 30, 2004.

The 2.375% Convertible Senior Subordinated Notes are unsecured senior subordinated obligations and mature on April 15, 2024 unless they are converted, redeemed or repurchased before the maturity date. The 2.375% Convertible Senior Subordinated Notes may be converted into cash and ordinary Shares at an initial Conversion Rate of approximately 17.1703 shares per $1,000 principal amount in accordance with the terms of the indenture. This conversion rate is equal to a conversion price of $58.24 per ordinary share. Upon conversion, 100% of the $1,000 principal amount of the notes must be paid in cash.

These notes are convertible, at the holder’s option, prior to the maturity date into cash and ordinary shares in the following circumstances:

•                  During any fiscal quarter commencing after the date of original issuance of the notes, if the closing sale price of our ordinary shares over a specified number of trading days during the previous quarter is more than 120% of the conversion price, or $69.89, of the notes;

•                  If the notes are called for redemption and the redemption has not yet occurred;

•                  During the five trading day period immediately after any five consecutive trading day period in which the trading price of the notes per $1,000 principal amount for each day of such period was less than 95% of the product of the closing sale price of our ordinary shares on such day multiplied by the number of shares of our ordinary shares issuable upon conversion of $1,000 principal amount of the notes; or

•                  Upon the occurrence of specified corporate transactions.

The 2.375% Convertible Senior Subordinated Notes are not guaranteed by our wholly owned subsidiaries and therefore are effectively subordinated to our subsidiaries’ existing and future liabilities. Interest on the notes is paid semi-annually in arrears on April 15 and October 15 of each year, beginning October 15, 2004. Our outstanding 2.375% Convertible Senior Subordinated Notes rank pari passu with our 8 7/8% Senior Subordinated Notes and are subordinated to the Fifth Amended Revolving Credit Facility.

(c) Palmilla Senior Credit Facility

In August 2003, Palmilla secured a senior credit facility (the “Palmilla Senior Credit Facility”) in order to finance the renovation and expansion of the One&Only Palmilla Resort. The Palmilla Senior Credit Facility is comprised of two tranches, tranche A (“Tranche A Loan”) of $46.5 million and tranche B (“Tranche B Loan”) of $42.0 million, for a total of $85.6 million outstanding as of June 30, 2004. The Tranche A Loan is due in full upon the stated maturity date, November 9, 2006, whereas the Tranche B Loan is payable in installments due on the last day of each fiscal quarter commencing on June 30, 2004, with an aggregate of $1.3 million due in 2004, $3.8 million due in 2005, and $4.3 million due in 2006 through September 30, 2006, with the remaining balance due on the stated maturity date of November 9, 2006.

The amount available to be drawn as of June 30, 2004 was $2.1 million. Of the total borrowings outstanding, $46.5 million of such amount, representing the Tranche A Loan, is guaranteed by Kerzner.  The Tranche B Loan, totaling $39.1 million as of June 30, 2004 is secured by certain assets of the One&Only Palmilla, including cash, accounts receivable and property and equipment, which have been pledged as collateral.

Derivative Financial Instruments

In July 2004, the Company cancelled $25.0 million notional amount of its then $175.0 million of interest rate swaps on our 8 7/8% Senior Subordinated Notes. The Company received $1.1 million from this cancellation, which is being accreted to interest expense over the term of the underlying debt.

Note 9 – Shareholders’ Equity

In August 2004, the Company sold 3.0 million ordinary shares at a price of $51.25 per share to Istithmar, resulting in net proceeds of $153.7 million.  As a part of Istithmar’s overall investment in the Company, Istithmar also entered into purchase agreements with two of the Company’s shareholders to purchase an aggregate of 1.5 million ordinary shares at $47.50 per share, the market price at the time the purchase agreements were executed.  These secondary sales closed simultaneously with Istithmar’s purchase of primary shares from the Company.  Accordingly, the average price per share paid by Istithmar for its aggregate acquisition of 4.5 million ordinary shares was $50.

In July 2004, the Company completed an equity offering in The Bahamas of approximately 4.3 million Bahamian Depositary Receipts, the equivalent of approximately 0.4 million ordinary shares, that resulted in net proceeds of approximately $19.0 million.

Note 10 – Income Taxes

Realization of future tax benefits related to deferred tax assets is dependent on many factors, including the Company’s ability to generate future taxable income. The valuation allowance is adjusted in the period the Company determines it is more likely than not that deferred tax assets will or will not be realized.  The Company considered these factors in reaching the conclusion to reduce the valuation allowance by $2.7 million and $5.6 million during the three and six months ended June 30, 2004, respectively, which resulted in a reduction to the provision for income taxes.

Note 11 – Commitments and Contingencies

Guarantees

In connection with the One&Only Palmilla operating agreement, the Company agreed that in the event that the One&Only Palmilla obtained third-party debt financing for its planned redevelopment, the Company would guarantee certain amounts of such financing.  The purpose of these guarantees was to assist the One&Only Palmilla in obtaining financing for its redevelopment on commercially reasonable terms.  As discussed in Note 8, in August 2003, the One&Only Palmilla secured the Palmilla Senior Credit Facility in the amount of $88.5 million, of which Kerzner has guaranteed $46.5 million.  In 2003, the Company recorded the fair value of these guarantees in accordance with the provisions of FIN 45.  The Company has agreed to provide these guarantees for a period ending no later than (i) the date of repayment at maturity of the underlying obligations or (ii) three years from the date of the guarantee.  As of June 30, 2004, amounts outstanding under the Palmilla Senior Credit Facility totaled $85.6 million.  In addition, to the extent that One&Only Palmilla incurred expenditures that the Company approved in excess of budgeted amounts and for which it otherwise was unable to obtain third-party financing, the Company made unsecured subordinated loans to the One&Only Palmilla in the amount of such expenditures.  As the One&Only Palmilla is consolidated pursuant to FIN 46R, the fair value of $2.8 million related to the $46.5 million guarantee has been eliminated as of June 30, 2004.

In connection with the Company’s purchase of a 25% initial equity interest in the One&Only Kanuhura, the Company was required to guarantee certain obligations, totaling $10.7 million to its other shareholders.  The Company is not obligated under these guarantees unless the property’s senior bank debt agreement prevents available cash flow from being distributed to the shareholders, nor until Kanuhura repays certain senior debt owed.  As of June 30, 2004, the amount of senior debt owed was $2.6 million, excluding accrued

interest.   The Company’s obligations under these guarantees expire when the underlying obligations are repaid.  Upon having to satisfy these guarantees, the Company shall be deemed to have made a loan to the One&Only Kanuhura on the same terms of the underlying note that was satisfied.

Commitment with Reethi Rah Resort Pvt. Ltd.

On December 4, 2002, the Company entered into a senior subordinated credit agreement with Reethi Rah Resort Pvt. Ltd. and the Senior Lenders.  The agreement obligates Kerzner to make completion loans and operating loans (in an amount not to exceed $3.0 million per year, for a four-year period).  The purpose of the completion loans is to provide subordinated financing for the building and development of a new resort in the Republic of Maldives.  The purpose of the operating loans is to provide working capital on a standby basis to the new resort once it has opened.  Among other conditions, Kerzner is not obligated to make any completion loan after the resort has opened or until Reethi Rah Resort Pvt. Ltd. has borrowed a minimum of $20.0 million from the Senior Lenders.  Kerzner is not obligated to make any operating loans unless, among other conditions, the resort has opened for business to the general public.  Once made, both the completion loans and the operating loans will be subordinated to all other loans made to the borrower by the Senior Lenders and will become immediately due and payable upon termination or cancellation of our management agreement related to the property.  As of June 30, 2004, the Company had $37.4 million of completion loans outstanding, excluding accrued interest, to the resort.  Subsequent to June 30, 2004, the Company loaned an additional $30.0 million to the One&Only Reethi Rah.

As a condition to entering in to the senior subordinated credit agreement, we obtained a personal guarantee from Mohamed Adil, an indirect holder of the majority of outstanding shares in Reethi Rah Resort Pvt. Ltd., pursuant to which Mr. Adil unconditionally guaranteed all of the payment and performance obligations of Reethi Rah Resort Pvt. Ltd. to Kerzner under the senior subordinated credit agreement and certain other agreements relating to the resort.  Reethi Rah Resort Pvt. Ltd. also granted us a security interest in substantially all of the assets that will comprise the new resort, including a long-term lease that Reethi Rah Resort Pvt. Ltd. has obtained from the government of the Maldives.

The Company intends to support this development project on an equal basis up to $120.0 million with various lenders.  In the event that the development project exceeds $120.0 million, the Company will fund or arrange funding for any additional development costs.

Atlantis, The Palm Commitment

In September 2003, the Company entered into agreements to form a joint venture with Nakheel LLC, a government-owned entity (“Nakheel”), in Dubai to develop Atlantis, The Palm.  The first phase of the project will include a resort and an extensive water theme park situated on beachfront property.  Atlantis, The Palm will be located on The Palm, Jumeirah, a land reclamation project in Dubai.  On June 23, 2004, the Company announced that it had entered into an agreement with Istithmar which assumed all obligations and rights of its affiliate, Nakheel, pursuant to which the scope of Atlantis, This Palm will be increased.  The Company and Istihmar have each agreed to invest $100.0 million in the form of class A common stock in the joint venture, and Istithmar has agreed to underwrite $200.0 million of the joint venture’s limited voting class B common stock.  As part of the transaction, Kerzner has entered into a development services agreement and a long-term management agreement with the joint venture company.

Litigation, Claims and Assessments

The Company is involved in certain litigation and claims incidental to its business.  Management does not believe, based on currently available information, that these matters will have a material adverse effect on the accompanying condensed consolidated financial statements.

Note 12 – Segment Information

The following tables are an analysis of net revenues, contribution to consolidated net income, and total assets, depreciation and amortization and capital additions by segment:

Net Revenues

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2004	2003	2004	2003
Destination Resorts: (1)
Atlantis, Paradise Island
Hotel and other	$106,804	$97,938	$213,852	$196,257
Casino	31,750	34,343	73,914	70,690
	138,554	132,281	287,766	266,947
Tour operations	7,615	7,936	14,659	15,922
	146,169	140,217	302,425	282,869
Promotional allowances	(5,469)	(6,042)	(12,879)	(12,856)
	140,700	134,175	289,546	270,013
Atlantis, The Palm fees	179	—	179	—
Net revenue	140,879	134,175	289,725	270,013

One&Only Resorts:
One&Only Ocean Club	10,151	10,034	21,243	20,372
One&Only Palmilla	9,946	—	19,448	—
Other resorts (2)	6,409	4,270	16,998	10,029
	26,506	14,304	57,689	30,401

Other (3)	934	1,237	2,019	2,377

	$168,319	$149,716	$349,433	$302,791

(1)          Includes revenue from Atlantis, Paradise Island, the Ocean Club Golf Course, the Company’s wholly owned tour operator, PIV, Inc., marketing and development fee income from the 50% owned timeshare development at Atlantis, Paradise Island and development fee income from Atlantis, The Palm.

(2)          Includes management, marketing and development fees from the Company’s One&Only Resorts businesses located in Mauritius, Dubai and the Maldives.  For the three and six months ended June 30, 2003, other resorts also includes management and other fees related to the One&Only Palmilla.

(3)          Includes revenue not directly attributable to Destination Resorts, Gaming or One&Only Resorts.  Relinquishment fees – equity earnings in TCA related to our Gaming segment are included as a separate component outside of income from operations in the accompanying condensed consolidated statements of operations.

Contribution to Consolidated Net Income

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2004	2003	2004	2003
Destination Resorts:
Atlantis, Paradise Island (1)	$39,546	$29,064	$82,458	$65,867
Atlantis, The Palm	170	—	170	—
	39,716	29,064	82,628	65,867

Gaming:
Connecticut (2)	9,046	8,845	17,767	17,126
United Kingdom	(301)	—	(628)
Equity losses in associated companies (3)	(1,713)	(199)	(1,860)	(424)
	7,032	8,646	15,279	16,702

One&Only Resorts:
One&Only Ocean Club	1,476	2,735	4,680	5,585
One&Only Palmilla	(426)	—	(4,028)	—
Other resorts (4)
Management, development and other fees	2,789	1,719	7,585	4,405
Direct expenses	(4,674)	(3,689)	(7,840)	(5,694)
Equity earnings (losses) in associated companies	262	(779)	1,867	1,034
	(573)	(14)	2,264	5,330

General corporate	(9,745)	(8,061)	(17,256)	(13,779)
Interest income	778	1,084	1,390	2,020
Interest expense, net of capitalization	(8,929)	(7,295)	(17,093)	(14,804)
Other, net	507	87	427	66
Benefit (provision) for income taxes	(295)	160	(481)	(306)
Minority interest	1,651	(154)	3,802	(529)
Income (loss) from discontinued operations, net of income tax	—	(730)	—	1,509
Net income	$30,142	$22,787	$70,960	$62,076

(1)          Consists of earnings before interest and taxes from Atlantis, Paradise Island, the Company’s wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and marketing fee income and equity in earnings (losses) from our 50% owned timeshare, Harborside at Atlantis.

(2)          Consists of relinquishment fees – equity earnings in TCA and development and other fees related to the Mohegan Sun, a casino and entertainment complex.

(3)          Consists of the equity in losses from our 37.5% ownership in BLB and our 50% ownership in TCNY.

(4)          Consists of management, development and other fees, direct expenses and equity in earnings (losses) in associated companies from the Company’s One&Only Resort businesses located in Mauritius, Mexico, Dubai and the Maldives.  Results for the three and six months ended June 30, 2003 include management and other fees and equity in earnings (losses) related to the One&Only Palmilla.

Total Assets, Depreciation and Amortization of Goodwill and Capital Additions

	As of June 30, 2004	Six Months Ended For the Six Months Ended June 30, 2004
	Total Assets	Depreciation and Amortization	Capital Additions (4)

Destination Resorts:
Atlantis, Paradise Island (1)	$1,155,084	$24,227	$45,876
Atlantis, The Palm	10,400	—	—
	1,165,484	24,227	45,876

Gaming:
Connecticut (2)	15,265	—	—
United Kingdom	2,539	—	—
Other (2)	46,342	—	455
	64,146	—	455

One&Only Resorts:
One&Only Ocean Club	61,610	1,954	663
One&Only Palmilla	181,364	2,785	13,284
One&Only Other Resorts (3)	47,819	166	175
	290,793	4,905	14,122

General corporate	388,168	455	165
	$1,908,591	$29,587	$60,618

(1)          Includes assets from Atlantis, Paradise Island, the Company’s wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and the Company’s investment in Harborside at Atlantis.

(2)          Connecticut includes the Company’s 50% investment in TCA and other includes the Company’s 37.5% investment in BLB.

(3)          Includes the Company’s investments in associated companies related to the Company’s One&Only Resort businesses located in Mauritius and the Maldives.  As of December 31, 2003, other resorts also include the Company’s 50% investment in One&Only Palmilla.

(4)          Capital additions for the six months ended June 30, 2004 include payments for property and equipment of $54.3 million and acquisition of assets from Club Méditerranée (Bahamas) Limited of $6.3 million.

	As of December 31, 2003	Six Months Ended June 30, 2003
	Total Assets	Depreciation and Amortization	Capital Additions

Destination Resorts:
Atlantis, Paradise Island (1)	$1,129,988	$25,348	$11,402
Atlantis, The Palm	—	—	—
	1,129,988	25,348	11,402

Gaming:
Connecticut (2)	14,654	—	—
United Kingdom	1,748	—	—
	16,402	—	—

One&Only Resorts:
One&Only Ocean Club	63,009	1,762	603
One&Only Palmilla	—	—	—
One&Only Other Resorts (3)	81,077	107	116
	144,086	1,869	719

General corporate	165,452	416	454
	$1,455,928	$27,633	$12,575

(1)          Includes assets from Atlantis, Paradise Island, the Company’s wholly owned tour operator, PIV, Inc., the Ocean Club Golf Course and the Company’s investment in Harborside at Atlantis.

(2)          Connecticut includes the Company’s 50% investment in TCA and other includes the Company’s 37.5% investment in BLB.

(3)          Includes the Company’s investments in associated companies related to the Company’s One&Only Resort businesses located in Mauritius and the Maldives.  As of December 31, 2003, other resorts also include the Company’s 50% investment in One&Only Palmilla.